MORSE, ZELNICK, ROSE & LANDER

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

September 5, 2008

WRITER’S DIRECT LINE
(212) 838-8040

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington D.C. 20549-7010

Attn: Stacie D. Gorman,

Re:	Jesup & Lamont, Inc.

Form S-3

Filed August 22, 2008

File No. 333-150541

Dear Sirs and Mesdames:

This will respond to your letter dated August 28, 2008.

Registration Statement Facing Page

1.	We note your response to comment 1. Please file a revised fee table with your next amendment to reflect the number of shares that you currently intend to register.

The accompanying amendment includes a fee table showing the reduced number of shares covered by the Registration Statement, but continues to calculate the registration fee on the basis of the prevailing prices at the time of the initial filing on which the fee was previously calculated and paid. Also, as orally requested by Stacie Gorman, Esq., of the Staff, the facing page of the amendment contains the required delaying language.

Incorporation of Documents by Reference, page 11

2.

Please update this section to specifically incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report filed on April 29, 2008.

The section has been updated, as requested.

_______________________

Please advise when we can request acceleration.

Very truly yours,

/s/ Stephen A. Zelnick

Stephen A. Zelnick

cc:	Donald Wojnowski
James Matthew